EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015	2016	2015
Sales		2,245	2,524	11,385	12,388
Cost of product sold		1,677	1,828	8,738	9,400

Gross profit		568	696	2,647	2,988
Expenses
Selling		446	441	1,434	1,456
General and administrative		60	61	177	194
Share-based payments		5	(15)	22	36
(Earnings) loss from associates and joint ventures		(3)	10	(31)	9
Other expenses	4	47	8	109	1

Earnings before finance costs and income taxes		13	191	936	1,292
Finance costs related to long-term debt		51	41	153	128
Other finance costs		15	14	53	51

(Loss) earnings before income taxes		(53)	136	730	1,113
Income taxes		(14)	37	201	325

Net (loss) earnings		(39)	99	529	788

Attributable to
Equity holders of Agrium		(41)	101	525	787
Non-controlling interest		2	(2)	4	1

Net (loss) earnings		(39)	99	529	788

Earnings per share attributable to equity holders of Agrium
Basic and diluted (loss) earnings per share		(0.29)	0.72	3.80	5.52
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	141	138	143

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 2, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
(millions of U.S. dollars)	Notes	2016	2015	2016	2015
Net (loss) earnings		(39)	99	529	788
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(6)	(10)	(12)	(30)
Deferred income taxes		1	3	4	8
Share of comprehensive income (loss) of associates and joint ventures		1	(2)	2	(7)
Foreign currency translation
(Losses) gains		—	(294)	153	(532)
Reclassifications to earnings		—	—	—	1

		(4)	(303)	147	(560)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(1)	—	(25)	—
Deferred income taxes		—	—	7	1

		(1)	—	(18)	1

Other comprehensive (loss) income		(5)	(303)	129	(559)

Comprehensive (loss) income		(44)	(204)	658	229

Attributable to
Equity holders of Agrium		(46)	(205)	654	226
Non-controlling interest		2	1	4	3

Comprehensive (loss) income		(44)	(204)	658	229

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		September 30,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		311	753	515
Accounts receivable		2,962	2,927	2,053
Income taxes receivable		52	12	4
Inventories		2,666	2,759	3,314
Prepaid expenses and deposits		133	165	688
Other current assets		132	148	144

		6,256	6,764	6,718
Property, plant and equipment		6,935	6,274	6,333
Intangibles		638	635	632
Goodwill		2,033	1,995	1,980
Investments in associates and joint ventures		624	574	607
Other assets		56	65	54
Deferred income tax assets		38	55	53

		16,580	16,362	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,740	1,782	835
Accounts payable		2,938	2,923	3,919
Income taxes payable		3	59	82
Current portion of long-term debt		110	11	8
Current portion of other provisions		67	82	85

		4,858	4,857	4,929
Long-term debt		4,400	4,517	4,513
Post-employment benefits		163	139	124
Other provisions		332	342	336
Other liabilities		64	81	85
Deferred income tax liabilities		434	420	383

		10,251	10,356	10,370

Shareholders’ equity
Share capital		1,764	1,756	1,757
Retained earnings		5,677	5,444	5,533
Accumulated other comprehensive loss		(1,118)	(1,198)	(1,287)

Equity holders of Agrium		6,323	6,002	6,003
Non-controlling interest		6	4	4

Total equity		6,329	6,006	6,007

		16,580	16,362	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Operating
Net (loss) earnings	(39)	99	529	788
Adjustments for
Depreciation and amortization	132	115	391	345
(Earnings) loss from associates and joint ventures	(3)	10	(31)	9
Share-based payments	5	(15)	22	36
Unrealized loss (gain) on derivative financial instruments	14	(6)	36	7
Unrealized foreign exchange loss (gain)	21	(13)	(20)	(23)
Interest income	(20)	(19)	(49)	(52)
Finance costs	66	55	206	179
Income taxes	(14)	37	201	325
Other	(2)	(3)	(3)	(22)
Interest received	21	21	50	54
Interest paid	(83)	(71)	(223)	(161)
Income taxes paid	(112)	(92)	(277)	(81)
Dividends from associates and joint ventures	46	—	48	2
Net changes in non-cash working capital	(265)	(344)	(675)	(836)

Cash (used in) provided by operating activities	(233)	(226)	205	570

Investing
Business acquisitions, net of cash acquired	(141)	(1)	(316)	(85)
Capital expenditures	(147)	(170)	(551)	(910)
Capitalized borrowing costs	(6)	(14)	(18)	(37)
Purchase of investments	(20)	(25)	(61)	(110)
Proceeds from sale of investments	14	20	78	65
Proceeds from sale of property, plant and equipment	4	23	14	77
Other	(10)	(4)	(18)	7
Net changes in non-cash working capital	3	(97)	(5)	(189)

Cash used in investing activities	(303)	(268)	(877)	(1,182)

Financing
Short-term debt	682	1,156	904	418
Long-term debt issued	—	—	—	1,000
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(10)	(2)	(16)	(17)
Dividends paid	(121)	(122)	(362)	(345)
Shares issued	—	—	—	1
Shares repurchased	—	(459)	—	(559)

Cash provided by financing activities	551	573	526	484

Effect of exchange rate changes on cash and cash equivalents	(11)	27	(58)	33

Increase (decrease) in cash and cash equivalents	4	106	(204)	(95)
Cash and cash equivalents – beginning of period	307	647	515	848

Cash and cash equivalents – end of period	311	753	311	753

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	787	—	—	—	—	787	1	788
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	1	—	1
Other	—	—	—	(22)	(7)	(533)	(562)	(562)	2	(560)

Comprehensive income (loss), net of tax	—	—	788	(22)	(7)	(533)	(562)	226	3	229
Dividends ($2.53 per share)	—	—	(357)	—	—	—	—	(357)	—	(357)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(6)	(6)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	7	—	—	7	7	—	7

September 30, 2015	138	1,756	5,444	(42)	(18)	(1,138)	(1,198)	6,002	4	6,006

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	525	—	—	—	—	525	4	529
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(18)	—	—	—	—	(18)	—	(18)
Other	—	—	—	(8)	2	153	147	147	—	147

Comprehensive income (loss), net of tax	—	—	507	(8)	2	153	147	654	4	658
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	22	—	—	22	22	—	22

September 30, 2016	138	1,764	5,677	(42)	(15)	(1,061)	(1,118)	6,323	6	6,329

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	1,849	396	—	2,245	2,006	518	—	2,524
- inter-segment	8	122	(130)	—	5	155	(160)	—

Total sales	1,857	518	(130)	2,245	2,011	673	(160)	2,524
Cost of product sold	1,375	434	(132)	1,677	1,517	455	(144)	1,828

Gross profit	482	84	2	568	494	218	(16)	696

Gross profit (%)	26	16		25	25	32		28

Expenses
Selling	443	7	(4)	446	437	9	(5)	441
General and administrative	26	7	27	60	25	11	25	61
Share-based payments	—	—	5	5	—	—	(15)	(15)
Loss (earnings) from associates and joint ventures	2	(5)	—	(3)	1	9	—	10
Other (income) expenses	(19)	14	52	47	(33)	15	26	8

Earnings (loss) before finance costs and income taxes	30	61	(78)	13	64	174	(47)	191
Finance costs	—	—	66	66	—	—	55	55

Earnings (loss) before income taxes	30	61	(144)	(53)	64	174	(102)	136
Depreciation and amortization	71	57	4	132	65	47	3	115
Finance costs	—	—	66	66	—	—	55	55

EBITDA (b)	101	118	(74)	145	129	221	(44)	306

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	9,907	1,478	—	11,385	10,410	1,978	—	12,388
- inter-segment	31	571	(602)	—	24	736	(760)	—

Total sales	9,938	2,049	(602)	11,385	10,434	2,714	(760)	12,388
Cost of product sold	7,775	1,611	(648)	8,738	8,305	1,853	(758)	9,400

Gross profit	2,163	438	46	2,647	2,129	861	(2)	2,988

Gross profit (%)	22	21		23	20	32		24

Expenses
Selling	1,423	23	(12)	1,434	1,440	29	(13)	1,456
General and administrative	76	23	78	177	83	27	84	194
Share-based payments	—	—	22	22	—	—	36	36
(Earnings) loss from associates and joint ventures	(5)	(27)	1	(31)	(3)	12	—	9
Other (income) expenses	(14)	59	64	109	(37)	7	31	1

Earnings (loss) before finance costs and income taxes	683	360	(107)	936	646	786	(140)	1,292
Finance costs	—	—	206	206	—	—	179	179

Earnings (loss) before income taxes	683	360	(313)	730	646	786	(319)	1,113
Depreciation and amortization	206	175	10	391	188	146	11	345
Finance costs	—	—	206	206	—	—	179	179

EBITDA	889	535	(97)	1,327	834	932	(129)	1,637

(a)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	1,398	451	1,849	1,582	424	2,006
- inter-segment	8	—	8	5	—	5

Total sales	1,406	451	1,857	1,587	424	2,011
Cost of product sold	1,047	328	1,375	1,184	333	1,517

Gross profit	359	123	482	403	91	494
Expenses
Selling	358	85	443	362	75	437
General and administrative	19	7	26	17	8	25
Loss from associates and joint ventures	2	—	2	1	—	1
Other income	(14)	(5)	(19)	(30)	(3)	(33)

(Loss) earnings before income taxes	(6)	36	30	53	11	64
Depreciation and amortization	65	6	71	59	6	65

EBITDA	59	42	101	112	17	129

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $5-million and EBITDA of $5-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	8,233	1,674	9,907	8,760	1,650	10,410
- inter-segment	31	—	31	24	—	24

Total sales	8,264	1,674	9,938	8,784	1,650	10,434
Cost of product sold	6,446	1,329	7,775	6,973	1,332	8,305

Gross profit	1,818	345	2,163	1,811	318	2,129
Expenses
Selling	1,179	244	1,423	1,196	244	1,440
General and administrative	54	22	76	57	26	83
Earnings from associates and joint ventures	(4)	(1)	(5)	(2)	(1)	(3)
Other expenses (income)	8	(22)	(14)	(18)	(19)	(37)

Earnings before income taxes	581	102	683	578	68	646
Depreciation and amortization	189	17	206	168	20	188

EBITDA	770	119	889	746	88	834

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $9-million and EBITDA of $9-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	173	73	84	66	396	226	90	116	86	518
- inter-segment	42	15	49	16	122	69	17	53	16	155

Total sales	215	88	133	82	518	295	107	169	102	673
Cost of product sold	156	87	122	69	434	165	65	138	87	455

Gross profit	59	1	11	13	84	130	42	31	15	218
Expenses
Selling	3	1	—	3	7	4	1	1	3	9
General and administrative	2	2	—	3	7	5	2	1	3	11
(Earnings) loss from associates and joint ventures	—	—	—	(5)	(5)	—	—	—	9	9
Other expenses (income)	8	4	4	(2)	14	6	7	3	(1)	15

Earnings (loss) before income taxes	46	(6)	7	14	61	115	32	26	1	174
Depreciation and amortization	16	22	17	2	57	16	16	13	2	47

EBITDA	62	16	24	16	118	131	48	39	3	221

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	642	206	274	356	1,478	859	227	344	548	1,978
- inter-segment	217	108	149	97	571	304	113	198	121	736

Total sales	859	314	423	453	2,049	1,163	340	542	669	2,714
Cost of product sold	557	283	387	384	1,611	620	223	437	573	1,853

Gross profit	302	31	36	69	438	543	117	105	96	861
Expenses
Selling	10	5	2	6	23	12	4	3	10	29
General and administrative	9	5	2	7	23	10	5	4	8	27
(Earnings) loss from associates and joint ventures	—	—	—	(27)	(27)	—	—	—	12	12
Other expenses (income)	30	24	7	(2)	59	12	18	16	(39)	7

Earnings (loss) before income taxes	253	(3)	25	85	360	509	90	82	105	786
Depreciation and amortization	52	73	40	10	175	54	43	37	12	146

EBITDA	305	70	65	95	535	563	133	119	117	932

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2016			2015			2016			2015
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	502	384	118	582	469	113	3,531	2,846	685	4,101	3,408	693
Crop protection products	983	757	226	1,040	806	234	4,064	3,246	818	4,002	3,203	799
Seed	59	37	22	60	34	26	1,361	1,107	254	1,350	1,120	230
Merchandise	175	146	29	166	141	25	454	378	76	482	410	72
Services and other (a)	138	51	87	163	67	96	528	198	330	499	164	335

	1,857	1,375	482	2,011	1,517	494	9,938	7,775	2,163	10,434	8,305	2,129

Wholesale
Nitrogen	215	156	59	295	165	130	859	557	302	1,163	620	543
Potash	88	87	1	107	65	42	314	283	31	340	223	117
Phosphate	133	122	11	169	138	31	423	387	36	542	437	105
Product purchased for resale	29	29	—	49	47	2	178	174	4	345	335	10
Ammonium sulfate, ESN and other	53	40	13	53	40	13	275	210	65	324	238	86

	518	434	84	673	455	218	2,049	1,611	438	2,714	1,853	861

Other inter-segment eliminations	(130)	(132)	2	(160)	(144)	(16)	(602)	(648)	46	(760)	(758)	(2)

Total	2,245	1,677	568	2,524	1,828	696	11,385	8,738	2,647	12,388	9,400	2,988

Wholesale share of joint ventures
Nitrogen	66	53	13	57	58	(1)	131	111	20	123	119	4
Product purchased for resale	—	—	—	—	—	—	—	—	—	38	37	1

	66	53	13	57	58	(1)	131	111	20	161	156	5

Total Wholesale including proportionate share in joint ventures	584	487	97	730	513	217	2,180	1,722	458	2,875	2,009	866

(a)	Includes financial services products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	757	458	332	126	777	557	429	128
International	406	384	327	57	342	437	395	42

Total crop nutrients	1,163	432	331	101	1,119	520	418	102

Wholesale
Nitrogen
North America
Ammonia	207	378			219	476
Urea	359	269			378	380
Other	173	234			163	289

Total nitrogen	739	291	212	79	760	388	217	171

Potash
North America	198	223			147	341
International	298	148			237	241

Total potash	496	178	175	3	384	279	171	108

Phosphate	278	478	439	39	269	629	514	115
Product purchased for resale	107	274	268	6	111	444	424	20
Ammonium sulfate	71	242	120	122	62	296	134	162
ESN and other	101				81

Total Wholesale	1,792	289	242	47	1,667	404	273	131

Wholesale share of joint ventures
Nitrogen	231	286	231	55	142	401	413	(12)
Product purchased for resale	—	—	—	—	—	—	—	—

	231	286	231	55	142	401	413	(12)

Total Wholesale including proportionate share in joint ventures	2,023	289	241	48	1,809	404	284	120

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,410	459	360	99	6,356	542	441	101
International	1,561	378	345	33	1,516	432	399	33

Total crop nutrients	7,971	443	357	86	7,872	521	433	88

Wholesale
Nitrogen
North America
Ammonia	831	414			835	544
Urea	1,181	302			1,197	407
Other	636	250			712	310

Total nitrogen	2,648	325	211	114	2,744	424	226	198

Potash
North America	901	218			630	369
International	748	157			448	240

Total potash	1,649	191	172	19	1,078	316	208	108

Phosphate	803	527	482	45	841	645	520	125
Product purchased for resale	596	299	292	7	941	366	356	10
Ammonium sulfate	242	279	119	160	240	345	146	199
ESN and other	516				501

Total Wholesale	6,454	318	250	68	6,345	428	292	136

Wholesale share of joint ventures
Nitrogen	447	293	249	44	308	400	388	12
Product purchased for resale	—	—	—	—	117	321	309	12

	447	293	249	44	425	378	366	12

Total Wholesale including proportionate share in joint ventures	6,901	316	250	66	6,770	425	297	128

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,			December 31,
	2016			2015
		Average	Fair value		Average	Fair value
		contract	of assets		contract	of assets
	Notional	price (a)	(liabilities)	Notional	price (a)	(liabilities)
Designated as hedges
AECO swaps	54	2.96	(44)	74	2.78	(56)

			(44)			(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018
Designated as hedges	(5)	(20)	(19)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.25	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	29	24	20	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	47	2016	1.32	—	190	2016	1.38	(1)
CAD/USD	2,062	2016	1.31	(1)	1,805	2016	1.35	45
USD/AUD	52	2016 – 2017	1.40	4	73	2016	1.42	2
AUD/USD	74	2016 – 2017	1.38	(4)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	28	2016	1.30	1	—	—	—	—
USD/CAD – sell USD calls	48	2016	1.40	—	—	—	—	—
USD/AUD – buy USD puts	—	—	—	—	59	2016	1.38	(1)

				—				42

(a)	Foreign currency per U.S. dollar.

	September 30,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	311	311	—	515	515
Accounts receivable – derivatives	—	13	13	—	48	48
Other current financial assets – marketable securities	25	104	129	20	122	142
Accounts payable – derivatives	—	32	32	—	29	29
Other financial liabilities – derivatives	—	25	25	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	102	100	—	—	—
Fixed and floating rate debt	—	10	10	—	8	8
Long-term debt
Debentures	—	4,893	4,371	—	4,464	4,469
Fixed and floating rate debt	—	29	29	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2016 or September 30, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Loss on foreign exchange and related derivatives	2	13	10	13
Interest income	(20)	(19)	(49)	(52)
Gain on sale of assets	—	—	—	(38)
Environmental remediation and asset retirement obligations	4	6	9	15
Bad debt expense (recovery)	3	(4)	32	28
Potash profit and capital tax	2	3	10	13
Merger and related costs	17	6	17	17
Litigation settlements and related fees	18	3	18	4
Other	21	—	62	1

	47	8	109	1

5.	Debt

			September 30,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.94	1,609	632
Credit facilities		7.02	131	203

			1,740	835

(a)	Weighted average rates at September 30, 2016.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Business Acquisitions

In September 2016, our Retail business unit acquired 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Corn-Belt region from Cargill AgHorizons (U.S.) for preliminary purchase consideration of $165-million, subject to working capital adjustments. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop inputs in Canada and the U.S., acquisition of existing customer base and workforce, the value of synergies between Agrium and the acquired businesses and cost savings opportunities.

We have engaged an independent valuation firm to assist in determining the fair value of assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuations are in progress and are not complete due to the timing of the transactions’ closing dates.

Proposed Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis. Each of the share-based payment awards for each of Agrium and PotashCorp, whether vested or unvested, that are outstanding immediately prior to the completion of the Arrangement will convert into a New Parent award.

The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions including receipt of regulatory and court approvals and approval by Agrium securityholders and PotashCorp shareholders. Each of Agrium and PotashCorp have scheduled a special meeting of their securityholders and shareholders on November 3, 2016 to consider, among other things, a resolution to approve the Arrangement.

The estimated costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters are expected to aggregate approximately $140-million.

The Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million plus $50-million as reimbursement for related expenses.

Additional information and the full text of the Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.